Largo Inc.

Annual Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(Expressed in thousands / 000's of U.S. dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Largo Inc. (the "Company" or "Largo") for the years ended December 31, 2025 and 2024 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and, where relevant, the choice of accounting principles.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained.

The board of directors (the "Board" or "Board of Directors") and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the independent auditors. The Audit Committee has the responsibility of meeting with management and the independent auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external independent auditors.

The Company's independent auditors audit the consolidated financial statements annually on behalf of the Company's shareholders. The Company's independent auditors have full and free access to management and the Audit Committee.

/s/ "Daniel Tellechea"	/s/ "Diogo Silva"

Daniel Tellechea	Diogo Silva

Co-Chief Executive Officer	Chief Financial Officer

March 31, 2026	March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Largo Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Largo Inc. (the Company) as of December 31,  2025 and  2024, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the entity has suffered recurring losses from operations, has a net working capital deficiency, and has debt obligations coming due within the next year that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2022.

Toronto, Canada

March 31, 2026

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Annual Consolidated Statements of Financial Position

	Notes	December 31, 2025	December 31, 2024
Assets
Cash		$9,716	$22,106
Restricted cash		382	530
Amounts receivable	4	11,065	9,741
Inventory	5	49,511	47,538
Assets held for sale		-	7,613
Prepaid expenses		7,376	5,759
Total Current Assets		78,050	93,287
Other intangible assets	7	1,414	2,255
Inventory subject to return	23	19,986	12,804
Mine properties, plant and equipment	8	191,867	170,756
Vanadium assets	15	17,785	17,491
Deferred income tax asset	17(b)	5,012	22,075
Investment in associate	6	4,641	-
Total Non-current Assets		240,705	225,381
Total Assets		$318,755	$318,668
Liabilities
Current Liabilities
Liabilities held for sale		$-	962
Accounts payable and accrued liabilities	10	42,526	31,270
Deferred revenue		3,537	3,889
Debt	11	107,066	74,780
Current portion of provisions	12	804	3,358
Total Current Liabilities		153,933	114,259
Long-term debt	11	-	17,500
Provisions	12	5,773	2,043
Revenues subject to refund	23	22,513	13,638
Total Non-current Liabilities		28,286	33,181
Total Liabilities		182,219	147,440
Equity
Issued capital	13	423,284	412,988
Equity reserves	14	17,841	11,853
Accumulated other comprehensive loss		(123,444)	(133,527)
Deficit		(187,326)	(126,496)
Equity attributable to owners of the Company		130,355	164,818
Non-controlling Interest	15	6,181	6,410
Total Equity		136,536	171,228
Total Liabilities and Equity		$318,755	$318,668

Nature of operations and going concern	1
Commitments and contingencies	8, 20
Subsequent events	25

Approved on behalf of the Board:

/s/ "Alberto Arias"	/s/ "David Brace"
"Alberto Arias" - Chairman	"David Brace" - Director

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Annual Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Years ended December 31,
	Notes	2025	2024
Revenues	23	$109,887	$124,920
Expenses
Operating costs	24	(132,640)	(145,818)
Professional, consulting and management fees		(12,500)	(16,304)
Foreign exchange gain (loss)		8,679	(12,517)
Other general and administrative expenses		(8,306)	(5,429)
Share-based payments	14	(2,289)	(1,321)
Finance costs	24	(13,143)	(9,460)
Interest income		283	1,523
Technology start-up costs		(714)	(3,392)
Recovery (write-down) of vanadium assets	15	294	(1,119)
Exploration and evaluation costs		(216)	(2,328)
Gain on disposal of interest in subsidiary	6	5,179	-
Share of net loss from investment in associate	6	(6,189)	-
		(161,562)	(196,165)
Net loss before tax		$(51,675)	$(71,245)
Income tax recovery	17(a)	-	2,813
Deferred income tax (expense) recovery	17(a)	(17,063)	17,867
Net loss		(68,738)	(50,565)
Other comprehensive loss
Items that subsequently will be reclassified to operations:
Unrealized gain (loss) on foreign currency translation		10,083	(35,327)
Other comprehensive loss		$(58,655)	$(85,892)
Net loss attributable to:
Owners of the Company		$(68,509)	$(49,828)
Non-controlling interests		$(229)	$(737)
		$(68,738)	$(50,565)
Comprehensive loss attributable to:
Owners of the Company		$(58,426)	$(85,155)
Non-controlling interests		$(229)	$(737)
		$(58,655)	$(85,892)
Basic loss per Common Share	16	$(1.01)	$(0.78)
Diluted loss per Common Share	16	$(1.01)	$(0.78)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	16	67,833	64,088
- Diluted	16	67,833	64,088

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars and shares

Annual Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Non-controlling interest	Shareholders' Equity
Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799
Share-based payments	-	-	890	-	431	-	1,321
Exercise of restricted share units	61	693	(693)	-	-	-	-
Expiry of stock options	-	-	(544)	-	544	-	-
Currency translation adjustment	-	-	-	(35,327)	-	-	(35,327)
Net loss for the year	-	-	-	-	(49,828)	(737)	(50,565)
Balance at December 31, 2024	64,112	$412,988	$11,853	$(133,527)	$(126,496)	$6,410	$171,228

Balance at December 31, 2024	64,112	$412,988	$11,853	$(133,527)	$(126,496)	$6,410	$171,228
Share-based payments	-	-	1,629	-	659	-	2,288
Exercise of restricted share units	381	204	(204)	-	-	-	-
Expiry of warrants	-	-	(6,721)	-	6,721	-	-
Expiry of stock options	-	-	(299)	-	299	-	-
Share and warrant issuance (Notes 13 &14)	19,180	10,092	11,583	-	-	-	21,675
Currency translation adjustment	-	-	-	10,083	-	-	10,083
Net loss for the year	-	-	-	-	(68,509)	(229)	(68,738)
Balance at December 31, 2025	83,673	$423,284	$17,841	$(123,444)	$(187,326)	$6,181	$136,536

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

Annual Consolidated Statements of Cash Flows

		Years ended December 31,
	Notes	2025	2024
Operating Activities
Net loss for the year		$(68,738)	$(50,565)
Depreciation		21,995	28,675
Share-based payments	14	2,289	1,321
Unrealized foreign exchange (gain) loss		(10,079)	12,112
Finance costs	24	13,143	9,460
Interest income		(283)	(1,523)
Write-down of inventory	5	21,272	18,475
Derecognition of PPE		-	1,092
Write-down of vanadium assets		(294)	1,119
Income tax recovery	17(a)	-	(2,813)
Deferred income tax expense (recovery)	17(a)	17,063	(17,867)
Income tax refund (paid)		(181)	2,914
Gain on disposal of interest in subsidiary	6	(5,179)	-
Share of net loss from associate	6	6,189	-

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

		Years ended December 31,
	Notes	2025	2024
Cash (Used) Provided Before Working Capital Items		(2,803)	2,400
Change in amounts receivable		(595)	14,095
Change in inventory		(15,707)	(5,845)
Revenues subject to refund	23	8,875	13,638
Inventory subject to return	23	(7,182)	(12,804)
Change in prepaid expenses		(1,067)	(278)
Changes in accounts payable and provisions		8,609	(383)
Change in deferred revenue		(352)	336
Net Cash (Used in) Provided by Operating Activities		(10,222)	11,159
Financing Activities
Receipt of debt	11	107,015	44,355
Repayment of debt	11	(92,229)	(27,075)
Interest and finance costs paid		(12,974)	(6,301)
Interest received		259	1,483
Lease payments		-	(600)
Change in restricted cash		148	182
Share and warrant issuance	13	21,675	-
Net Cash Provided by Financing Activities		23,894	12,044
Investing Activities
Mine properties, plant and equipment		(27,440)	(42,226)
Disposal of interest in subsidiary	6	1,000	-
Net Cash Used in Investing Activities		(26,440)	(42,226)
Effect of foreign exchange on cash		378	(1,585)
Net Change in Cash		(12,390)	(20,608)
Cash position - beginning of the year		22,106	42,714

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 5

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000’s of U.S. dollars

		Years ended December 31,
	Notes	2025	2024
Cash Position - end of the year		$9,716	$22,106

Non-cash investing activities	7, 9

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 6

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

1)	Nature of operations and going concern

Largo Inc. ("the Company") is a producer and supplier of vanadium products, which are sourced from the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the newly established joint venture, Storion Energy LLC ("Storion"). While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

These annual consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business. In making the assessment that the Company is a going concern, management taken into account all available information about the future, which is at least, but not limited to, 12 months from December 31, 2025.

The Company incurred a net loss of $68,738 for the year ended December 31, 2025 (year ended December 31, 2024 - $50,565) and had a working capital deficit (current assets less current liabilities) of $75,883 (December 31, 2024 - deficit of $20,972), which includes $107,066 in debt maturing within the next twelve months.

The Company has experienced declining operating results and cash flows over the past two years, primarily due to lower vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have decreased by approximately 10%, which has had a significant impact on the Company's cash flows.

In response, the Company has implemented corrective measures to address underlying operational issues and has announced an operational turnaround plan, along with additional cost optimization initiatives at the Maracás Menchen Mine. Management believes these actions are necessary to restore operational performance and generate positive cash flows from operating activities. There can be no assurance that the Company will have sufficient liquidity to fund operating activities and repay debt in the short term until additional financing is received and the price received for its vanadium increases.

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing additional financing options to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. In addition,  subsequent to December 31, 2025, the Company established a new at-the-market equity offering program (the “ATM Program”). Under this program, the Company may issue and sell common shares from time to time on The Nasdaq Stock Market, with total gross proceeds of up to $60,000 (refer to note 25). There can be no assurance that the Company will be able to secure sufficient additional funding on terms acceptable to the Company, or at all, be able to issue and sell additional common shares under the ATM Program, or be able to successfully implement strategic alternatives.

Due to the material uncertainties surrounding the Company’s ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months and to support its working capital to fund operating activities, evolving trade uncertainties, future vanadium prices, and the Company achieving positive cash flows within the next twelve months, it is not possible to predict the Company's success in addressing these material uncertainties. These material uncertainties cast substantial doubt about the Company’s ability to continue as a going concern.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 7

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. The material accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2025.

The consolidated financial statements were approved by the Board of Directors of the Company on March XX,2026.

3)	Basis of preparation, material accounting policies, and future accounting changes

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value and certain inventory balances carried at net realizable value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

These consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted.  References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

The Company adopted the following IFRS amendments in 2025, which did not have a material effect on these consolidated financial statements.

a) Adoption of new accounting standards

• IFRS 19 Subsidiaries without Public Accountability: Disclosures - IFRS 19 specifies the disclosure requirements an eligible subsidiary is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards.

b) New accounting standards issued but not effective

• IFRS 18 - Presentation and Disclosure in Financial Statements - On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements IFRS 18 will apply for reporting period beginning on or after January 1, 2027 and applies to comparative information. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its 'operating profit or loss'. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

a) Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions. The consolidated financial statements include the financial condition and results of operations of the Company and its subsidiaries as outlined below.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 8

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

		December 31,
Name	Property (Country)	2025	2024	Arrangement	Accounting Method
Largo Vanádio de Maracás S.A.	Maracás Menchen Mine (Brazil)	99.95%	99.94%	Subsidiary	Consolidation
Largo Titânio Ltda.	N/A (Brazil)	100%	100%	Subsidiary	Consolidation
Largo Commodities Trading Ltd.	N/A (Ireland)	100%	100%	Subsidiary	Consolidation
Largo Resources USA Inc.	N/A (USA)	100%	100%	Subsidiary	Consolidation
Largo Clean Energy Corp.	N/A (USA)	100%	100%	Subsidiary	Consolidation
Largo Physical Vanadium Corp.	N/A (Canada)	65.70%	65.70%	Subsidiary	Consolidation

b) Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars which is the functional and reporting currency of the Company. The functional currency of the Company's subsidiaries is also the U.S. Dollar, other than its Brazilian subsidiaries, for which it is the Brazilian Real.  The Company reconsiders the functional currency of its operations if there is a change in events and conditions which determine the primary economic environment. This is a significant judgment considering the significance of the revenues and costs to the Company's activities, and the primary economic environment in which the Company and its subsidiaries operate.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date.

Exchange differences are recognized in the consolidated statements of income (loss) and comprehensive income (loss) in the period in which they arise within Foreign exchange gain (loss).

The financial statements of subsidiaries that do not have the U.S. dollar as the functional currency are translated into U.S. dollars as follows: assets and liabilities - at the closing rate at the date of the statement of financial position; income and expenses - at the average rate for the period (if this is considered a reasonable approximation to actual rates) or at the rate on the date of transaction. All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

c) Material accounting policies

1. Inventories

Finished products inventory, work-in-process inventory and stockpiles are measured at the lower of weighted average production cost or average purchase cost and net realizable value. Warehouse materials are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a salable form and variable selling expenses. The Company's vanadium and ilmenite products are accounted for as finished products inventory.

Production costs include the cost of materials, labor, mine site production overheads, depreciation and conversion costs to the applicable stage of processing. Costs for shared processes are allocated between vanadium and ilmenite inventory through consideration of the estimated net realizable values of the two products.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 9

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

The cost of ore stockpiles is increased based on the related current cost of production for the period and decreased using the weighted average cost per ton. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the period of planned usage.

Provisions for redundant and slow-moving items are made with reference to specific items of inventory. The Company reverses provisions where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mine properties, plant and equipment.

2. Vanadium assets

Vanadium assets are the quantities of vanadium owned by Largo Physical Vanadium Corp. ("LPV"), that are intended to be held for long-term price appreciation. This differs from the quantities held for sale to customers that are recognized as finished products inventory. Vanadium assets are measured at cost and adjusted to net realizable value based on prevailing market rates. The initial cost of vanadium assets comprises its purchase price or cost of production. Purchased vanadium assets are recognized on the date that control of the vanadium asset passes to the Company.

3. Exploration and evaluation expenditures

Exploration and evaluation (“E&E”) expenditures represent costs incurred by the Company in connection with the exploration for and evaluation of mineral resources subsequent to obtaining the legal right to explore a specific area and prior to the demonstration of technical feasibility and commercial viability of extraction.

Such expenditures include, but are not limited to, the acquisition of exploration rights, analysis of existing exploration data, geological and geophysical studies, exploration drilling and sampling, and the preparation of pre-feasibility and feasibility studies.

E&E expenditures are recognized in profit or loss as incurred, unless they meet the criteria for capitalization. Once commercial viability and technical feasibility for a project has been established, the project is classified as a “Development Stage” mineral property, and impairment test is performed on the transition, and all further development costs are capitalized to the asset.

E&E assets acquired as part of a business combination or asset acquisition are presented within property, plant and equipment.

The Company assesses whether there is any indication of impairment. Indicators of impairment include, but are not limited to:

i. The right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

ii. Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

iii. Exploration for and evaluation of mineral resources in the specific area have not led to the commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; or

iv. Sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

4. Mine properties, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation, depletion, and impairment losses. Cost includes all expenditures directly attributable to bringing the asset into operation.

Subsequent costs are capitalized only when future economic benefits are probable; otherwise, they are expensed as incurred. Assets are derecognized upon disposal or when no future economic benefits are expected, with any gain or loss recognized in profit or loss.

Effective from the point an asset is available for its intended use, mine properties, plant and equipment are depreciated using either the straight line, or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of mine properties, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production calculation prospectively. The Company does not incorporate any non-reserve material in its depreciation calculations on a units-of-production basis. Life of Mine ("LOM") plans are typically developed annually and are based on management's current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of the mine site. Any change in the useful life is adjusted prospectively.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 10

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

The estimated useful lives for buildings, machinery and equipment range from 10 to 30 years. Office equipment and computers are depreciated using the straight-line method, with estimated useful lives of 3 to 5 years, respectively. Vehicles are depreciated using the declining balance method using a rate of 20%.

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to production inventories or ore stockpiles. Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method. Capitalized borrowing costs are amortized over the useful life of the related asset. Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives is accounted for prospectively.

5. Impairment of non-financial assets

The carrying values of mine properties, plant and equipment, development properties and other intangible assets are assessed by management for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal ("FVLCD") of the asset and the asset's value in use ("VIU").

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets of the Company are grouped together into cash generating units ("CGUs") for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. This generally results in the Company evaluating its non-financial assets on a mine or project basis.

If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired, and an impairment loss is charged to the consolidated statement of income (loss) and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the assets or CGUs recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

6. Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the assets or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and FVLCD. If the FVLCD is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss). Non-current assets are not depreciated once classified as held for sale and assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 11

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

7. Revenues

Revenues include sales of vanadium products and ilmenite products. The Company's three principal vanadium products are vanadium pentoxide ("V2O5"), ferrovanadium ("FeV"), and vanadium trioxide ("V2O3"). The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of vanadium products to third parties, and from the sale of ilmenite to third parties. Delivery of the vanadium and ilmenite product is the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

For contracts that are assessed as being a sale with a right of return, revenues are recognized to the extent that it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for this constrained variable consideration. In these circumstances, a refund liability ("revenues subject to refund") and a right to recover returned goods asset ("inventory subject to return") are recognized. Inventory subject to return is measured at the former carrying amount of the inventory less any expected costs to recover the vanadium and impairement losses.

The Company reviews its assessment of constraints on variable consideration at each reporting date and updates the amounts of the asset and liability accordingly.

The Company determines whether it acts as a principal or an agent by assessing whether it controls the specified good or service before it is transferred to the customer. The Company is considered a principal when it has control, as evidenced by factors such as primary responsibility for fulfillment, inventory risk, and pricing discretion, and in these cases recognizes revenue on a gross basis. The Company is considered an agent when it arranges for another party to provide the goods or services and does not control them prior to transfer, in which case it recognizes revenue on a net basis equal to the fee or commission earned.

8. Deferred revenue

Deferred revenue is recognized in the consolidated statement of financial position when cash prepayment is received from a customer prior to the recognition of revenue. Revenue is subsequently recognized in the consolidated statement of income (loss) and comprehensive income (loss) when control of the product sold has been transferred to the customer. The Company determines the current portion of deferred revenue based on quantities expected to be delivered over the next twelve months.

9. Taxation

Income and deferred income tax expense or recovery is comprised of current and deferred tax. Current and deferred taxes are recognized in the consolidated statement of income (loss) and comprehensive income (loss) except to the extent that they relate to an asset acquisition, or items recognized directly in equity or in other comprehensive income (loss). The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether it is probable that additional taxes will be due.

• Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous years.

• Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 12

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company can control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

10. Financial instruments

Financial instruments are recognized on the consolidated statement of financial position on the trade date, the date on which the Company or its subsidiaries become party to the contractual provisions of the financial instrument. All financial instruments are required to be classified and measured at fair value on initial recognition. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. Financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Amortized cost

Amounts receivables are classified as and measured at amortized cost using the effective interest rate ("EIR") method, less expected credit losses. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in finance costs in the consolidated statement of income (loss) and comprehensive income (loss).

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 13

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

Non-derivative financial liabilities

Accounts payable and accrued liabilities,  debt, and other long-term liabilities are classified as and accounted for at amortized cost, using the EIR method. The amortization of any long-term debt issue costs is calculated using the EIR method. Gains and losses are recognized in the consolidated statement of income (loss) and comprehensive income (loss) when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses ("ECLs") on its financial assets measured at amortized cost. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 60 days past due and considers a financial asset to be in default if it is more than 120 days past due. The Company does not have a history of any defaults or non-collections.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls, which is the difference between the cash flow due to the Company and the cash flow expected to be received.

11. Provisions

• General

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income (loss) and comprehensive income (loss), net of any reimbursements received, or virtually certain to be received. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

• Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings ponds, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 14

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

The obligation generally arises when the asset is installed or the ground / environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related asset. The provision is accreted by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The periodic unwinding of the discount is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss).

The Company’s policy for recording reclamation and other closure provisions is to establish provisions for future costs based on the present value of the future cash flows required to satisfy the environmental obligations based on Brazilian laws and regulations. This provision is updated as the estimate for future closure costs change. The amount of the present value of the provision is added to the cost of the related development asset or mine property and will be depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to finance costs in the consolidated statement of income (loss) and comprehensive income (loss).

12. Loss per share

Loss per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflect the potential dilution of common share equivalents, such as outstanding stock options, warrants and restricted share units, in the weighted average number of common shares outstanding during the period, if dilutive. In the Company's case, diluted loss per share is the same as basic loss per share in the current period presented as the effects of including all convertible securities would be anti-dilutive.

13. Investments in equity-accounted investees

The Company's investments in equity-accounted investees include investments in an associate.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in the associate are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the earnings or loss and OCI and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

d) Critical judgments and estimation uncertainties

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances considering previous experience, but actual results may differ from the amounts included in the consolidated financial statements.

The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

1. Assessment of variable consideration

The assessment of constraints over variable consideration for sales with a right of return includes an assessment of whether it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur. This includes consideration of market factors that are outside of the Company's control. The amount of revenue recognized is adjusted for variable consideration that is constrained by not satisfying the highly probable threshold.

The Company reviews its assessment of constraints on variable consideration at each reporting date and updates the amounts of the asset and liability accordingly. Changes in this assessment could have a material effect in the future on the Company's results of operations. Refer to note 23.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 15

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

2. Determination of net realizable value

The Company carries its inventory at the lower of cost and net realizable value. The Company estimates the selling price of its finished products inventory through reference to applicable index prices for vanadium and ilmenite and applies any premiums or discounts in accordance with contract terms.

3. Determination of mineral reserve and resource estimates

The estimates for mineral reserves and mineral resources are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves and resources. The assessment involves geological and geophysical studies and economic data and the reliance on a number of assumptions. The estimates of the reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve and resource estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A number of accounting estimates are impacted by the mineral reserve and resource estimates:

• Capitalization and depreciation of stripping costs;

• Determination of the useful life of mine properties, plant and equipment and measurement of the depreciation expense;

• Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs; and

• Estimates of the timing of outlays for environmental rehabilitation obligations.

A change in the original estimate of reserves and resources could have a material effect in the future on the Company's financial position and its financial performance.

4. Valuation of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets

The Company carries its mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets at cost less accumulated depreciation and any provision for impairment.

The Company undertakes a review of the carrying values of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and, for mine properties, discounted net future cash flows.

In undertaking the assessment of whether impairment indicators exist, management is required to apply significant judgment in assessing whether changes to certain external and internal factors would be considered an indicator of impairment. Internal and external factors, such as (i) changes in future production and sales volumes; (ii) changes in quantity and grade of the recoverable reserves and resources; (iii) changes in vanadium prices, capital and operating costs; (iv) the Company's market capitalization and (v) changes in discount rates, are evaluated by management in determining whether there are any indicators of impairment. Estimated quantities and grades of the recoverable reserves and resources are based on information compiled by qualified persons (management's experts).

If an indicator of impairment exists, the recoverable amount of the asset is calculated to determine if any impairment loss is required. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, reserve and resource quantities, metal prices, future capital and operating costs, discount rates and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties which may reflect on the expected recoverability of the carrying values of the Company's mine properties, plant and equipment (see note 8) and other intangible assets (see note 7).

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 16

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

December 31, 2025

The estimates and assumptions used in determining the FVLCD were reserves and resources, the life-of-mine production profile, future capital and operating expenditures, future vanadium and ilmenite prices, future foreign exchange rates and the discount rate.

An impairment test was performed for the Mine Properties CGU and it was determined that, based on market indications, its estimated recoverable amount exceeded its carrying amount of $172,592 and no impairment charge was required.

The recoverable amount of the Mine Properties CGU was determined using a fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a level 3 fair value based on the inputs in the valuation technique use (see note 3.c.5).

The key assumptions used in the estimation of the recoverable amount are set out below. The key assumptions are based on management's assessment of future trends in relevant industries and have been based on historical data from both external and internal sources.

Discount rate	6.98%
Period of cash flow projections	2054
Range of vanadium forecasted prices	$5.19/lb - 8.00/lb
Cost of mine and production, respectively	$2.11/t and $5.07/lb , respectively
Sensitivity of key assumptions

If changes in the following assumptions in the cashflow:

  Discount rate - increase to 25.50% or;
  The average vanadium forecasted prices would have to change from $7.72/lb to $6.18/lb or;
  Costs of mine would have to increase from $2.11/t to $3.71/t and cost of production would have to increase from  $5.07/lb to $6.59/lb.

Result in an estimated recoverable amount equal to the carrying value.

The discount rate was determined using the Capital Asset Pricing Model (CAPM), consistent with generally accepted corporate finance practices. The cost of capital was estimated on a real, U.S. dollar basis using market-observable inputs and publicly available data.

The period of cash flow projections and the average monthly vanadium production are based on the technical report published in November 2024, as updated to reflect management’s estimates and expectations for production commencing in 2026. The forecast range of vanadium prices have been developed with reference to external data and market expert consultants, supporting the reasonableness and robustness of the underlying assumptions used in the model.

Model production costs were based on the approved 2026 budget and the November 2024 Technical Report.

The company did not identify any indicators of impairment of the Mine Properties CGU at December 31, 2024.

5. Estimates of provisions for environmental rehabilitation

The Company has obligations for environmental rehabilitation related to its mine and development properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the Brazilian laws and regulations under which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of environmental rehabilitation provision. The environmental rehabilitation provisions are more uncertain the further into the future the mine closure activities are to be carried out.

4)	Amounts receivable

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 17

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

	December 31, 2025	December 31, 2024
Trade receivables (note 22(b))	$3,412	$5,471
Current taxes recoverable - Brazil	7,272	4,171
Current taxes recoverable - Other	50	71
Other receivables	331	28
Total	$11,065	$9,741

In June 2025, the Company entered a non-recourse factoring facility (the "Facility"). Under this arrangement, the Company sells eligible accounts receivable to a third-party financial institution (the "Factor").  Upon sale, the Company receives an initial advance equal to 85% of the receivables' value, up to a maximum facility limit of $10,000. The remaining 15% is remitted by the Factor in accordance with the underlying customer payment terms. Commission rates range from 0.51% to 1.37%, depending on customer payment terms. The Facility has an initial term of two years, and the Factor may terminate it with 90 days' prior written notice or immediately in the event of default.

In addition, the Factor will receive a monthly custodial fee equal to 0.50% of the outstanding factored invoices and interest at a rate of the one-month U.S. Secured Overnight Financing Rate ("SOFR") plus 1.75%. Subject to Factor approval, the Facility limit may increase based on performance and approved receivables. The Company commenced factoring receivables in June 2025 and received cash proceeds of $15,343 (net of fees) in the year ended December 31, 2025. The Factor withheld funds of $2,239 and have defaulted in making payments to the Company.

A third-party financial advisor and arranger (the “Custodian”) assisted the Company in securing the Facility  and will receive certain custodial fees per the terms of the Facility, including, a hold-back of $1,000, which has been settled through applying a hold-back equal to 10% of the factored invoices.

As of December 31, 2025, the Company has recognized an expected credit loss of $2,843 in relation to its financial assets, in accordance with IFRS 9 – Financial Instruments. The expected credit losses represent the Company's estimate of the potential default risk on its outstanding amounts receivable.

5)	Inventory

	December 31, 2025	December 31, 2024
Finished products - Vanadium	$37,246	$35,083
Finished products - Ilmenite	321	1,040
Work-in-progress - Vanadium	1,195	606
Work-in-progress - Ilmenite	-	-
Stockpiles	336	490
Warehouse materials	10,413	10,319
Total	$49,511	$47,538

During the year ended December 31, 2025, the Company recognized a net realizable value write-down of $20,439 for vanadium finished products (year ended December 31, 2024 - $13,897), $869 for ilmenite finished produced products (year ended December 31, 2024 - reversal of $4,340) and a write-down reversal of $36 for warehouse materials (year ended December 31, 2024 - $238).  The write-down reversal refers to the provision for losses of obsolete items held in warehouses that will no longer be used.

The cost of goods sold is presented in note 19.

6)	Investment in associate

On January 31, 2025 (the "Closing date"), the Company, through its Largo Clean Energy ("LCE") subsidiary, and affiliates of Stryten Energy LLC ("Stryten") successfully closed the transaction for the establishment of Storion Energy, LLC ("Storion"). Key terms of the transaction:

• Each of LCE and Stryten contributed certain of their vanadium flow battery-related assets and liabilities to Storion;

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 18

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

• Stryten paid $1,000 directly to LCE and will contribute a total of $6,000 over time to Storion for the purpose of funding Storion's operations;

• LCE and Stryten each hold a 50% equity interest in Storion, with customary pre-emption rights and certain other anti-dilution protections;

• Board representation of Storion is generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests; and

• Largo and Storion entered into a separate supply agreement providing Storion a right of first offer, subject to certain terms and conditions, to purchase vanadium products from Largo.

Immediately prior to the Closing Date, the Company's assets and liabilities that were previously classified as held for sale in accordance with IFRS 5 were contributed to Storion, which was 100% owned by LCE at that time. Stryten acquired a 50% interest in Storion upon contribution of the vanadium flow-battery related assets and liabilities and payment of $1,000, which occurred on the Closing Date.

The Company assessed that it no longer had control of Storion as of the Closing Date but retained significant influence. The Company is accounting for the retained investment as an investment in associates in accordance with IAS 28, Investments in Associates and Joint Ventures. In accordance with IAS 28, the fair value of the retained investment is the deemed cost of the investment in associate as at the Closing Date. A gain has been recognized in the consolidated statement of income (loss) and comprehensive income (loss), which is calculated as the difference between the Closing Date fair value of the retained investment and consideration received, and the carrying amount of the former subsidiary's net assets. The completion of the initial fair value allocation is pending the finalization of the fair value for intangible assets.

The following tables summarize the consolidated financial information of Storion on a 100% basis, considering adjustments made by the Company for equity accounting purposes and fair value adjustments, on each of December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024

Total current assets	$4,414	$-
Total non-current assets	10,923	-
Total current liabilities	(2,929)	-
Total non-current liabilities	(3,125)	-

Total net assets	9,283	-

	December 31, 2025	December 31, 2024

Revenue	6	-
Net loss	$(12,807)	$-

The following table summarizes the gain on disposal of interest in the subsidiary.

	December 31, 2025	December 31, 2024
Fair value of retained investment	10,830	-
Cash proceeds received	1,000	-
Total consideration	$11,830	$-
Carrying amount of former subsidiary's net assets	(6,651)	-
Gain on disposal of interest in subsidiary	$5,179	$-

During the year ended December 31, 2025, the Company recognized its share of the associate's loss of $6,189 in the consolidated statement of income (loss) and comprehensive income (loss) (year ended December 31, 2024  $nil).

Total
Balance at December 31, 2024	-
Additions	10,830
Share of loss in associate	$(6,189)
Balance at December 31, 2025	4,641

7)	Other intangible assets

At December 31, 2025, the remaining estimated useful life of capitalized software costs was 2 years (December 31, 2024 - 3 years).

	Intellectual Property	Software	Total
Cost
Balance at December 31, 2023	$4,366	$4,207	$8,573
Classified as held for sale (note 6)	(4,366)	-	(4,366)
Balance at December 31, 2024	$-	$4,207	$4,207
Balance at December 31, 2025	$-	$4,207	$4,207

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 19

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

	Intellectual Property	Software	Total
Accumulated Depreciation
Balance at December 31, 2023	$1,310	$1,110	$2,420
Depreciation	218	842	1,060
Classified as held for sale	$(1,528)	$-	$(1,528)
Balance at December 31, 2024	$-	$1,952	$1,952
Depreciation	-	841	841
Balance at December 31, 2025	$-	$2,793	$2,793
Net Book Value
At December 31, 2024	$-	$2,255	$2,255
At December 31, 2025	$-	$1,414	$1,414

8)	Mine properties, plant and equipment

At December 31, 2025, the Company's economic interest in the Maracás Menchen Mine totaled 99.95% (December 31, 2024 - 99.4%). The remaining 0.05% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

The recoverable amount of the Mine Properties CGUs was determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy).

	Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Cost
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961
Additions	1	-	13,666	10,492	14,429	38,588
Disposals and write-offs	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(4,894)	-	-	(5,679)	-	(10,573)
Reclassifications	-	-	-	9,007	(9,007)	-
Effects of changes in foreign exchange rates	(116)	(76)	(26,796)	(53,236)	(3,483)	(83,707)
Balance at December 31, 2024	$670	$270	$125,964	$195,981	$13,710	$336,595
Additions	77	-	21,126	3,347	2,986	27,536
Disposals and write-offs	(126)	(249)	-	(757)	-	(1,132)
Reclassifications	-	-	-	12,156	(12,156)	-
Effects of changes in foreign exchange rates	56	37	13,231	24,890	1,509	39,723
Balance at December 31, 2025	$677	$58	$160,321	$235,617	$6,049	$402,722

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 20

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

	Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Accumulated Depreciation
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Depreciation	455	12	14,158	16,967	-	31,592
Disposals and write-offs	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(2,365)	-	-	(2,401)	-	(4,766)
Effects of changes in foreign exchange rates	(71)	(67)	(10,608)	(30,352)	-	(41,098)
Balance at December 31, 2024	$464	$243	$53,284	$111,848	$-	$165,839
Depreciation	113	12	11,426	14,852	-	26,403
Disposals and write-offs	(126)	(249)	-	(757)	-	(1,132)
Effects of changes in foreign exchange rates	35	33	5,480	14,197	-	19,745
Balance at December 31, 2025	$486	$39	$70,190	$140,140	$-	$210,855
Net Book Value
At December 31, 2024	$206	$27	$72,680	$84,133	$13,710	$170,756
At December 31, 2025	$191	$19	$90,131	$95,477	$6,049	$191,867

Of the additions noted above, $27,530 related to the Mine Properties segment (year ended December 31, 2024 − $37,028) and $nil related to the Clean Energy segment (year ended December 31, 2024 − $34).

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 21

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

9)	Leases

	Year ended
	December 31, 2025	December 31, 2024
Recognized in the consolidated statements of income (loss) and comprehensive income (loss):
Interest on lease liabilities (note 24)	$2	$37
Variable lease payments not included in the measurement of lease liabilities	$38,825	$28,937
Expenses relating to short-term leases	$500	$1,045

Recognized in the consolidated statements of cash flows:
Operating activities	$27,508	$24,421
Financing activities	-	600
Total cash outflow for leases	$27,508	$25,021

The Company's contract with its mining contractor was assessed to contain a lease. The current was signed in March 2026. The contractual payments are expected to be variable. The variable lease payments are recognized in operating costs (note 24) in the consolidated statements of income (loss) and comprehensive income (loss).

At December 31, 2025 and December 31, 2024, the Company had no right-of-use asset or lease liability.

10)	Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024
Accounts payable	$17,665	$21,662
Accrued liabilities	19,553	6,228
Accrued financial costs	1,561	2,567
Other taxes	3,747	813
Total	$42,526	$31,270

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 22

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements
11)	Debt

	December 31, 2025	December 31, 2024
Total debt	$107,066	$92,280

		Cash flows
	December 31, 2024	Proceeds	Repayment	December 31, 2025
Total debt	$92,280	$107,015	$(92,229)	$107,066
Total liabilities from financing activities	$92,280	$107,015	$(92,229)	$107,066

		Cash flows
	December 31, 2023	Proceeds	Repayment	December 31, 2024
Total debt	$75,000	$44,355	$(27,075)	$92,280

Credit facilities

	Interest rate (p.a.)	Current	Non-current	Total
October 2022 facility	8.51%	$19,288	$-	$19,288
January 2023 facility	8.51%	$10,000	$-	$10,000
September 2023 facility	8.75%	$14,644	$-	$14,644
October 2023 facility	8.95%	$19,525	$-	$19,525
December 2023 facility	10.45%	$9,762	$-	$9,762
Working capital facility	9.05%	$9,016	$-	$9,016
Inventory financing facilities	See below	$18,831	$-	$18,831
August 2025 facility	15.00%	$6,000	$-	$6,000
		$107,066	$-	$107,066

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due to repayment at maturity. In addition to an upfront fee of 0.80%, interest accrued at a rate of 8.51% p.a. is to be paid every six months. In October 2025, a principal repayment of $712 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In January 2023, and amended in June 2023, the Company secured a three -year debt facility of $10,000, bearing interest at 8.51% p.a. and an upfront fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually. In October 2025 an amendment to the agreement was executed, extending the maturity of the balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In September 2023, the Company secured a $15,000 debt facility with a bank in Brazil. This facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company extended the due date of the first principal payment from August 2025 to October 2025.  In October 2025, a principal repayment of $356 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.75%.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 23

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

In October 2023, the Company secured a three -year $20,000 debt facility, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. In October 2025, a principal repayment of $475 was made. Subsequently, an amendment to the agreement was executed, changing the maturity of the installments to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.95%.

In December 2023, the Company secured a two -year $10,000 debt facility, with the principal due for repayment at maturity. In addition to an upfront fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity. In October 2025, a principal repayment of $237 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 10.45%.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% p.a. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% p.a.

On June 25, 2024, the Company entered into an inventory financing agreement for up to $10,000. Under this facility, the Company may use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 100 days. Repayments include a 1% commission fee, interest at the one -month U.S. Secured Overnight Financing Rate (SOFR) plus 3.0%, and other direct costs. The Company began utilizing the facility in July 2024. On October 1, 2025, the facility was amended. Under the amended agreement, the total financing limit increased to up to $35,000, consisting of $25,000 secured by inventory and $10,000 secured by customer receivables. The inventory financing commission is charged at 3% on the sales invoice value.

On July 5, 2024, the Company entered into an additional inventory financing agreement for up to $10,000. The facility, which matures on June 30, 2026, allows the Company to use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 90 days. Repayments include a 1% commission fee, interest, and other direct costs. As of December 31, 2025, all advances had been repaid, and there were no outstanding amounts under the facility.  Subsequent to December 31, 2025, the Company terminated its relationship with the financing provider.

The Company received cash proceeds of $82,642 and made repayments of $67,674 in relation to the two inventory financing agreements outlined above during the 12 months ended December 31, 2025.

In August 2025, the Company secured a loan facility for a principal amount of $6,000. This Facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This Facility has a term of six months, bears interest at an annual rate of 15%, and includes a 1% arrangement fee. Subsequent to December 31, 2025, the Company signed a binding term sheet to extend the debt facility. Refer to note 25 - Subsequent Events for further details.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 24

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements
12)	Provisions

a) Provision for litigation claims

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay due amounts, plus interest and legal fees. At December 31, 2025, the Company recognized a total provision of $3,741 for legal matters (December 31, 2024 - $3,060).

At December 31, 2025, the Company recognized a provision of $453 (December 31, 2024 - $453) for contract penalties expected to be paid within the next 12 months.

b) Provision for environmental compensation

In accordance with the terms of the Company's environmental license for its Maracás Menchen Mine, the Company recognized a provision for future social and environmental compensation. Following the direction of the Secretary of the Environment for the state of Bahia, Brazil, the Company will be required to fund social or environmental projects. At December 31, 2025, the Company recognized a provision of $351, with the full $351 expected to be paid within the next 12 months (December 31, 2024 - $312).

c) Provision for closure and reclamation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the provision for closure and reclamation associated with the retirement of the Company's projects:

	Maracás Menchen Mine	Currais Novos Tungsten	Total
Balance at December 31, 2023	$5,712	$571	$6,283
Changes in estimated cash flows and discount rates	(3,891)	(38)	(3,929)
Accretion	284	30	314
Effect of foreign exchange	(967)	(124)	(1,091)
Balance at December 31, 2024	$1,138	$439	$1,577
Changes in estimated cash flows and discount rates	226	(12)	214
Accretion	94	36	130
Effect of foreign exchange	77	34	111
Balance at December 31, 2025	$1,535	$497	$2,032

The Company makes a provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities. The rehabilitation provision represents the present value of estimated future rehabilitation costs relating to mine sites. Assumptions, including a real discount rate of 7.19% (December 31, 2024 - 7.34%), have been made which management believes are a reasonable basis upon which to estimate the future liability.

The provision for closure and reclamation of the Maracás Menchen Mine at December 31, 2025 is based on  total anticipated undiscounted cash outflows of R$82,153 ($14,930) (December 31, 2024 - R$73,711 ($11,904)) and is expected to be incurred between 2056 and 2061 (December 31, 2024 - between 2056 and 2061).

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 25

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

The provision for closure and reclamation of the Currais Novos Tungsten project at December 31, 2025 is based on anticipated undiscounted cash outflows of approximately R$3,714 ($675) (December 31, 2024 - R$3,555 ($574)), with reclamation  expected to be incurred between 2028 and 2032 (December 31, 2024 - between 2027 and 2031).

13)	Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Year ended December 31, 2025		Year ended December 31, 2024
	Number of Shares	Cost	Number of Shares	Cost
Balance, beginning of the year	64,112	$412,988	64,051	$412,295
Exercise of restricted share units (note 14)	381	204	61	693
Share issuance	19,180	10,092	-	-
Balance, end of the year	83,673	$423,284	64,112	$412,988

During the year ended December 31, 2025, the Company issued 19,180 shares in a private placement, at $0.53 per share, for gross proceeds of $10,092.

On October 22, 2025, the Company sold: (i) 14,262 warrants (“October 2025 Warrants”) to purchase up to 14,262 common shares, which have an exercise price of $1.22 per share, and became exercisable immediately upon issuance with a term of five (5) years from the date of issuance; and (ii) to Arias Resource Capital Fund III L.P., an affiliate of the Company’s largest shareholder, 4,918 common shares and warrants (“Backstop Warrants”) to purchase up to 4,918 common shares. The Backstop Warrants have substantially the same terms as the October 2025 Warrants described above, with certain exceptions. See note 14.

14)	Equity reserves

During the year ended December 31, 2025, the Company recognized a net share-based payment expense related to the vesting and forfeiture of stock options and restricted stock units ("RSUs") granted to the Company's directors, officers, employees and consultants of $2,289 (year ended December 31, 2024 - $1,321). The total share-based payment amount was charged to operations.

	RSUs		Options				Warrants
	Number	Value	Number		Weighted average exercise price	Value	Number		Weighted average exercise price	Value	Total
December 31, 2023	217	$830	890	C$	10.08	$4,649	328	C$	13.00	$6,721	$12,200
Granted[1]	-	308	1,618		2.51	1,504	-		-	-	1,812
Exercised	(83)	(693)	-		-	-	-		-	-	(693)
Expired	-	-	(32)		(30.40)	(544)	-		-	-	(544)
Forfeited	(64)	(205)	(332)		(6.22)	(717)	-		-	-	(922)
December 31, 2024	70	$240	2,144	C$	4.66	$4,892	328	C$	13.00	$6,721	$11,853
Granted[1]	1,888	2,004	45		2.46	554	20,178		0.57	11,583	14,141
Exercised	(599)	(204)	-		-	-	-		-	-	(204)
Expired	-	-	(88)		(6.70)	(299)	(328)		(13.00)	(6,721)	(7,020)
Forfeited	(54)	(59)	(466)		(5.07)	(870)	-		-	-	(929)
December 31, 2025	1,305	$1,981	1,635	C$	4.25	$4,277	20,178	C$	0.57	$11,583	$17,841

1. Value is equal to grant date fair value of all outstanding grants.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 26

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

a) RSUs

RSUs represent a type of share-based compensation under which officers and employees of the Company are entitled to receive shares upon satisfying specified vesting conditions. The Company recognizes compensation expense on a straight-line basis over the vesting period, based on the market value of the shares at the grant date. Upon vesting, the RSUs are settled through the issuance of shares. Forfeitures are recognized as they occur.

During the year ended December 31, 2025, the Company granted 508 and 1,380 RSUs (year ended December 31, 2024 - nil) at the market price of C$1.93 and C$1.99, respectively. The fair market value of the RSUs is determined based on the closing market price of the Company's stock price on the date of issue.

	December 31,	December 31,
(in number of units)	2025	2024
Outstanding, beginning of year	70	217
Granted	1,888	-
Exercised	(599)	(83)
Forfeited	(54)	(64)
Outstanding, end of year	1,305	70

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 27

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

b) Stock options

The remaining weighted average contractual life of options outstanding at December 31, 2025 was 3.2 years (December 31, 2024 - 3.8 years).

	Range of prices	Number outstanding	Number exercisable	Weighted average remaining life (years)		Weighted average exercise price		Weighted average grant date share price
C$	2.46 - 5.00	1,255	868	3.6	C$	2.51	C$	2.51
	5.01 - 10.00	271	233	2.1		6.83		6.83
	15.01 - 20.00	109	109	0.7		17.77		17.77
		1,635	1,210			C$ 4.25

During the year ended December 31, 2025, the Company granted 45 stock options with a weighted average exercise price of C$2.46. The options vest over time, with one-third of a grant of 45 vesting during each period ending April 1, 2026, 2027 and 2028.

The estimated weighted average grant date fair value for these grants was C$1.10 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate – 2.87%, expected life in years – 5, expected volatility – 66.4%, expected dividends – 0% and expected forfeiture rate – 0%.

During the year ended December 31, 2024, the Company granted 1,618 stock options with a weighted average exercise price of C$2.51. The options vest over time, with one third of a grant of 1,066 vesting during each of the three-month periods ending September 30, 2025, 2026 and 2027. A grant of 552 vested immediately.

c) Warrants

Number outstanding	Number exercisable	Grant Date	Expiry Date		Exercise price	Expected volatility	Expected life (years)	Risk-free Interest rate
19,180	19,180	12/07/25	12/07/30	C$	0.57	70.67%	5.00	3.63%
998	998	12/07/25	10/13/30	C$	0.57	70.67%	5.00	3.63%
20,178	20,178			C$	0.57

During the year ended December 31, 2025, the Company granted 20,178 (year ended December 31, 2024 – nil) warrants attached to shares issued on a one to one basis with a weighted average exercise price of C$0.57 and expiring on December 7, 2030. The Company would receive proceeds of C$11,501 if they were exercised.

The estimated weighted average grant date fair value was C$1.31 per warrant, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate – 3.63%, expected life in years – 5, expected volatility – 70.7% and a foreign exchange rate of $1 equals C$0.72. The market price on the date of issuance was C$1.88.

During the year ended December 31, 2025,  328,000 warrants expired unexercised (year ended December 31, 2024 - nil).

15)	Non-controlling interest

	December 31, 2025	December 31, 2024
Balance, beginning of the year	$6,410	$7,147
Net income (loss) attributable to NCI	(229)	(737)
Balance, end of the year	$6,181	$6,410

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 28

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

16)	Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 23,118 for the year ended December 31, 2025 (year ended December 31, 2024 - 2,542).

17)	Taxes

a) Tax (expense) recovery

	Year ended
	December 31, 2025	December 31, 2024
Income tax recovery	-	2,813
Deferred income tax (expense) recovery	(17,063)	17,867
Total	$(17,063)	$20,680

The major items causing the Company's income tax expense to differ from the Canadian combined federal and provincial statutory rate of 26.50% (2024 - 26.50%) were:

	Year Ended
	December 31, 2025	December 31, 2024
Net loss before tax	$(51,675)	$(71,245)
Expected income tax recovery based on statutory rate	13,694	18,880
Adjustments to expected income tax (expense) recovery:
Permanent differences and other	(134)	(2,382)
Tax effect of unrecognized temporary differences and tax losses	(34,104)	(1,690)
Tax incentives and tax loss benefit not previously recognized	-	2,914
Effect of tax rates in foreign jurisdictions	1,173	3,331
Foreign exchange and other	2,308	(373)
Income tax (expense) recovery	$(17,063)	$20,680

b) Changes in deferred tax assets and liabilities

	Year ended	2024
	December 31, 2025	December 31, 2024
Net deferred income tax asset, beginning of the year	22,075	7,495
Deferred income tax (expense) recovery	(17,063)	17,867
Effect of foreign exchange	-	(3,287)
Net deferred income tax asset, end of the year	5,012	22,075

	December 31, 2025	December 31, 2024
Deferred income tax asset	5,012	22,075
Net deferred income tax asset	5,012	22,075

For the year ended December 31, 2025, the Company has derecognized the deferred tax asset held by the Company's subsidiary, Largo Vanádio de Maracás S.A. The deferred tax asset related to deductible temporary differences, tax losses, and unused tax credits. The derecognition was made due to the subsidiary's history of operating losses.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 29

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

c) Deferred income tax balances

	December 31, 2025	December 31, 2024
Brazil
Recognized deferred tax assets:
Non-capital losses	$15,343	$28,493
Mine properties	1,422	1,235
Recognized deferred tax liabilities:
Transitional tax regime	(12,099)	(6,985)
Provisions	(4,666)	(4,124)
	$-	$18,619
Canada
Recognized deferred tax assets:
Non-capital losses	$4,991	$3,433
U.S.
Recognized deferred tax assets:
Non-capital losses	$7	$1,038
Provisions and other	21	23
Recognized deferred tax liabilities:
Mine properties, plant and equipment	(7)	(1,038)
	$21	$23

Net deferred income tax asset	$5,012	$22,075

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2025	December 31, 2024
Canada
Non-capital loss carry-forwards	$24,358	$32,408
Mine properties, plant and equipment	18,394	17,574
Capital losses	12,260	12,260
Vanadium assets	6,168	6,608
ITCs	284	270
Share issue costs	520	214
Ireland
Non-capital loss carry-forwards	$34,294	$24,715
Mine properties, plant and equipment	$1	$1
U.S.
Non-capital loss carry-forwards	$76,743	$59,845
Inventory	-	7,116
Provisions and other	2,702	1,180
Mine properties, plant and equipment	-	501

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 30

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

The Company has non-Canadian resident subsidiaries that have undistributed earnings of $2,370 at December 31, 2025. These undistributed earnings are not expected to be repatriated in the foreseeable future, and the Company has control over the timing of such repatriations. Accordingly, taxes that may apply on repatriation have not been provided for.

The non-capital losses in the United States, Brazil and Ireland carry forward indefinitely. The non-capital losses in Canada expire as follows:

Expiry Date	Amount	Expiry Date	Amount	Expiry Date	Amount
2034	$10,648	2038	$11,315	2042	$332
2035	132	2039	13,751	2043	1,261
2036	2,754	2040	35	2044	1,272
2037	3,848	2041	75	2045	701
					$46,124

18)	Related party transactions

In accordance with IAS 24, key management personnel are those persons who have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.  Their remuneration was as follows:

	Year ended
	December 31, 2025	December 31, 2024
Short-term benefits	$1,466	$2,182
Share-based payments	607	975
Termination benefits	-	1,446
Total	$2,073	$4,603

During the year, the Company completed a private placement which included Arias Resource Capital Fund III L.P. ("ARC Fund III"), an affiliate of the Company's largest shareholder. Alberto Arias, a director of Company's board, is associated with funds managed by Arias Resource Capital. Accordingly, the transaction was considered a related party transaction.

In connection with the offering, ARC Fund III committed to provide total financing of US$6 million (the "ARC Commitment"). A portion of this commitment was advanced through a US$5 million secured convertible bridge loan (the "ARC Bridge Loan"), which reduced the remaining commitment under the ARC Commitment by the same amount. The ARC Bridge Loan was automatically converted upon closing of the offering into units consisting of common shares and warrants on the same terms as those issued to other investors in the offering. As a result of the conversion, no balance remained outstanding at the reporting date.

19)	Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), clean energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all the Company's business units, as well as being part of the Company's sales structure.

	Sales & trading	Mine properties	Corporate	Clean Energy	Largo Physical Vanadium	Inter- segment transactions & other	Total
Year ended December 31, 2025
Revenues	$92,421	$87,357	$75,824	$-	$-	$(145,715)	$109,887

Operating costs	(77,234)	(116,206)	(72,893)	-	-	133,693	(132,640)
Professional, consulting and management fees	(2,971)	(1,958)	(5,699)	(1,221)	(651)	-	(12,500)

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 31

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	Clean Energy	Largo Physical Vanadium	Inter- segment transactions & other	Total
Foreign exchange (loss) gain	(37)	8,707	(2)	(6)	17	-	8,679
Other general and administrative expenses	(3,241)	(1,273)	(2,565)	(745)	(180)	(302)[1]	(8,306)
Share-based payments	-	-	(2,289)	-	-	-	(2,289)
Finance costs	(3,291)	(9,131)	(635)	(3)	(77)	(6)[1]	(13,143)
Interest income	144	25	109	-	5	-	283
Technology start-up costs	-	-	-	(714)	-	-	(714)
Write-down of vanadium assets	-	-	-	-	294	-	294
Exploration and evaluation costs	-	(198)	-	-	-	(18)[2]	(216)
Gain on disposal of interest in subsidiary	-	-	-	5,179	-	-	5,179
Share of net loss from investment in associate	-	-	-	(6,189)	-	-	(6,189)
Total (net) expenses	(86,630)	(120,034)	(83,974)	(3,699)	(592)	133,367	(161,562)
Net income (loss) before tax	5,791	(32,677)	(8,150)	(3,699)	(592)	(12,348)	(51,675)
Income tax expense	-	-	-	-	-	-	-
Deferred income tax (expense) recovery	(2)	(18,619)	1,558	-	-	-	(17,063)
Net income (loss)	$5,789	$(51,296)	$(6,592)	$(3,699)	$(592)	$(12,348)	$(68,738)
Revenues (after inter-segment eliminations)	91,634	16,382	1,871	-	-	-	109,887

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

	Sales & trading	Mine properties	Corporate	Clean Energy	Largo Physical Vanadium	Inter-segment transactions & other	Total
Year ended December 31, 2024
Revenues	$99,708	$111,978	$92,171	$-	$-	$(178,937)	$124,920

Operating costs	(95,462)	(142,551)	(89,002)	-	-	181,197	(145,818)
Professional, consulting and management fees	(2,323)	(1,875)	(6,086)	(5,481)	(521)	(18)	(16,304)
Foreign exchange (loss) gain	(75)	(12,341)	(36)	(27)	(38)	-	(12,517)
Other general and administrative expenses	(585)	1,069	(2,518)	(2,590)	(186)	(619)[1]	(5,429)

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 32

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	Clean Energy	Largo Physical Vanadium	Inter-segment transactions & other	Total
Share-based payments	-	-	(1,321)	-	-	-	(1,321)
Finance costs	(678)	(8,653)	83	(39)	(81)	(92)[1]	(9,460)
Interest income	48	757	700	-	18	-	1,523
Technology start-up costs	-	-	-	(3,392)	-	-	(3,392)
Write-down of vanadium assets	-	-	-	-	(1,119)	-	(1,119)
Exploration and evaluation costs	-	(2,320)	-	-	-	(8)[2]	(2,328)
Total (net) expenses	(99,075)	(165,914)	(98,180)	(11,529)	(1,927)	180,460	(196,165)
Net income (loss) before tax	633	(53,936)	(6,009)	(11,529)	(1,927)	1,523	(71,245)
Income tax recovery (expense)	(101)	2,914	-	-	-	-	2,813
Deferred income tax recovery (expense)	19	17,667	181	-	-	-	17,867
Net income (loss)	$551	$(33,355)	$(5,828)	$(11,529)	$(1,927)	$1,523	$(50,565)
Revenues (after inter-segment eliminations)	$99,708	$24,429	$783	$-	$-	$-	$124,920

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

20)	Commitments and contingencies

At December 31, 2025, the Company was partying to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,181 and are all payable within one year. These contracts also require that additional payments of up to approximately $2,181 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023, and the Company is committed to the purchase of 178 tonnes of V2O5 that the third party produces, with the Company having the right of first refusal over additional amounts.  The producer filed for Chapter 11 bankruptcy in August 2025, and the off-take agreement was formally terminated in January 2026.

The Company is committed to a minimum number of rental payments under four leases of office space which expire between February 28, 2026, and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $65, including $52 due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of December 31, 2025 of $2,445.

Refer to note 12(a) for further commitments and contingencies.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 33

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements
21)	Capital management

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, whilst maximizing the return to shareholders.

In the management of capital, the Company includes the components of shareholders' equity and debt. The Company manages the capital structure and adjusts thereto considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets, attempt to obtain additional debt financing or repay debt facilities.

	December 31, 2025	December 31, 2024
Equity attributable to owners of the Company	$130,355	$164,818
Debt	107,066	92,280
	$237,421	$257,098

There were no changes in the Company's capital management strategy during the year ended December 31, 2025 compared to the previous year.

22)	Financial instruments

Financial assets and financial liabilities at December 31, 2025, and December 31, 2024, were as follows:

	December 31, 2025	December 31, 2024
Cash	$9,716	$22,106
Restricted cash	382	530
Trade and other receivables	3,743	5,499
Accounts payable and accrued liabilities (including non-current)	42,526	31,270
Total debt	107,066	92,280

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 34

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the annual consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities, excluding the inventory financing facilities, are predominantly classified as current liabilities, were secured at interest rates consistent with the rates seen at December 31, 2025, and without any debt issuance costs and thus the carrying amount approximates fair value. Drawdowns on the inventory financing facilities are for a maximum of 100 days and therefore, their carrying amount approximates fair value because of this limited term.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2024. The Company does not have any financial instruments measured using Level 3 input. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $3,412, $1,934 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At December 31, 2025, no amounts are past due and, in the year ended December 31, 2025, the Company has not experienced any credit losses. At December 31, 2025, the loss allowance for trade receivables was determined to be $nil (December 31, 2024 - $nil). There have been no write-offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2025, for its financial liabilities with agreed repayment periods.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 10)	$42,526	$-	$-	$-
Debt (note 11)	24,831	82,235	-	-
Commitments (note 20)	3,939	519	21	-
Total	$71,296	$82,754	$21	$-

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 35

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $9,716 (December 31, 2024 - $22,106). Refer to note 20 for other commitments and contingencies and to note 1, nature of operations and going concern.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At December 31, 2025, the Company's two inventory financing facilities and the factoring facility were the only debt that is subject to floating interest rates.  At December 31, 2025, the total outstanding balance on the two inventory financing facilities was $18,831, with interest rates at December 31, 2025 of 7.003% and 7.45% p.a. Drawdowns on these facilities are for a maximum period of 100 days and accordingly, any interest rate variations would not have a significant impact. At December 31, 2025, the factoring proceeds balance was $1,236, with an interest rate of 6.17% p.a. Drawdowns on this facility are for a maximum period of 90 days and accordingly, any interest rate variations would not have a significant impact.

Foreign currency risk

At December 31, 2025, the Company's outstanding debt is 92% denominated in U.S. dollars and 8% denominated in Brazilian reals (December 31, 2024 - 90% denominated in U.S. dollars and 10% denominated in Brazilian reals).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At December 31, 2025, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at December 31, 2025 by approximately $66 (December 31, 2024 - $74). A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $50 (December 31, 2024 - $133) and would affect the value of Brazilian real debt balances by approximately $429 (December 31, 2024 - $440). A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of U.S. dollar denominated debt balances by $3,661 (December 31, 2024 - $3,750).

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

23)	Revenues

In the year ended December 31, 2025, the Company's revenues were from transactions with multiple customers, including two customers who each represented more than 10% of revenues. Revenues with each of these customers in 2025 were $18,716 and $12,443 (all included in the Sales & trading and Mine properties segment).

In the year ended December 31, 2024, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with these two customers were $12,360 (included in the Sales & trading segment) in the year ended December 31, 2024.

During the year ended December 31, 2024, the Company entered a contract for the sale of 2,100 tonnes of V2O5. At the option of the buyer, who must elect the total volume no later than 90 days prior to September 30, 2027, the Company may be obligated to repurchase up to a maximum of 2,100 tonnes of V2O5 at a fixed price, with payment and delivery occurring at September 30, 2027. During the year ended December 31, 2024, the Company delivered 1,200 tonnes of V2O5 under this contract and received proceeds of $13,638. This contract is accounted for as a sale with a right of return. The likelihood of the repurchase option (the right of return) being elected in 2027 is dependent on the market price of V2O5, which is subject to market uncertainty outside of the Company's control. It was concluded that because of this, it was not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Accordingly, revenues recognized in the year ended December 31, 2024 for this sale were reduced to $nil and a refund liability, revenues subject to refund, were recognized for $13,638. A right to recover goods assets, inventory subject to return, of $12,804 was recognized. Both balances were classified as non-current in the consolidated statement of financial position as at December 31, 2024 as any refund and return would occur in 2027.

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 36

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

During the year ended December 31, 2025, the Company delivered an additional 780 tonnes of V2O5 and received proceeds of $8,875. A refund liability of $8,875 was recognized, together with a right to recover goods assets of $7,183.

The remaining 120 tonnes under the contract were delivered in January 2026.

	Year ended
	December 31, 2025	December 31, 2024
V2O5 revenues
Produced products	$37,835	$57,446
Purchased products	13	988
	37,848	58,434
V2O3 revenues
Produced products	$4,134	$8,353
	4,134	8,353
FeV revenues
Produced products	$59,233	$46,890
Purchased products	4,582	4,872
	63,815	51,762
Vanadium sales from contracts with customers	$105,797	$118,549
Ilmenite sales from contracts with customers	4,090	6,371
	$109,887	$124,920

24)	Expenses

	Year ended
	December 31, 2025	December 31, 2024
Finance costs:
Interest expense and fees	$13,011	$9,109
Interest on lease liabilities	2	37
Accretion	130	314
	$13,143	$9,460
Operating costs:
Direct mine and production costs	$52,559	$68,478
Conversion costs	13,762	8,240
Product acquisition costs	4,580	4,996

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 37

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

	Year ended
	December 31, 2025	December 31, 2024
Royalties	5,096	7,052
Distribution costs	7,305	7,418
Vanadium and warehouse materials inventory write-down (note 5)	20,412	14,135
Depreciation and amortization	21,107	26,795
Ilmenite costs and write-down (note 5)	7,819	8,192
Iron ore costs	-	512
	$132,640	$145,818
Employee compensation amounts included in the consolidated statements of income (loss):
Compensation	$5,655	$8,372
Share-based payments	2,289	1,321
	$7,944	$9,693

Total depreciation and amortization amounts included in the consolidated statements of income (loss):	$21,995	$28,675

25)	Subsequent events

At The Market Equity Offering Program (ATM Program)

Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 38

Largo Inc. Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)
Notes to the Annual Consolidated Financial Statements

On January 8, 2026, the Company announced the establishment of an at-the-market equity offering program (the "ATM Program") pursuant to which the Company may issue and sell common shares having aggregate gross proceeds of up to $60,000 from time to time on The Nasdaq Stock Market.

As of March 27, 2026, the Company has issued 13,631 common shares under the ATM Program, generating net proceeds of $19,510 for an average price of $1.48 per share.

Renegotiation of Promissory Note with ARG

On January 12, 2026, the Company extended its promissory note with ARG International AG in principal amount of $6,000 until February 2027 under the same terms announced in our August 11, 2025 press release plus an extension fee of 1%.

Storion Investment

During the first quarter of 2026, Storion raised $10,000 via the issuance of approximately 6,100 preferred units.  As a result of the capital raise, Largo’s ownership and percentage interest of Storion declined from 50% to approximately 37.4%. Additionally, the Company reduced its board representation to one nominee from two nominees.

Impact post the 50% US Tariff Relieve

Certain U.S. tariff measures imposed on imports from Brazil took effect on August 6, 2025, pursuant to Executive Order 14323 of July 30, 2025, which increased duties on covered Brazilian goods and, in many cases, brought the total tariff to 50% when combined with the previously announced reciprocal tariff framework. Those tariff measures were subsequently ended on February 20, 2026 through Executive Order 14389, published in the Federal Register on February 25, 2026. Following the removal of these tariff measures, Largo sold in March 2026 the high-purity vanadium inventory it had accumulated since 2025 in bonded warehouses in Baltimore and has restarted its high-purity vanadium production, which had been temporarily halted due to the unfavorable tariff environment in the last quarter of 2025.
Annual Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024 39